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02034787

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Armstrong Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FILE NO. 82- 4457

FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 6/13/02


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ARMSTRONG CORPORATION

armstrong
Corporation

ANNUAL REPORT 2001

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MAY 1st 2002
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Welcome
Armstrong Corporation is a "world class" manufacturer of specialty cleaning chemicals with more than three decades of experience servicing multi national, wholesale distributor and retail companies across North America and abroad.
Armstrong Corporation is an industry leader in contract manufacturing, retail products, industrial and institutional brands, private brand packaging and a variety of customer support programs.
Armstrong Corporation's products and services continue to meet the high standards of our multi national and retail clients while delivering quality, value and a competitive edge to our brand and private brand customers.
Let Armstrong Corporation be your low cost producer of quality products and provider of customer delight.
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Armstrong Corporation launches new Web Site to increase customer awareness of its business capabilities and commitment to building an online community.
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© 2002 Armstrong Corporation
armstrong Corporation
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www.armstrongcorp.com

PRESIDENT'S MESSAGE TO SHAREHOLDERS

The year 2001 was highlighted by continued internal growth and challenge. The Company achieved record sales of $28.2 million in 2001 despite one of the poorest economic fourth quarters in history. The economic slowdown in the last quarter of the fiscal year resulted in customers maintaining lower inventory levels, thereby negatively impacting sales. The modest increase in sales of $0.3 million, or 1%, from the $27.9 million recorded in 2000, was also attributable in part to the Company's strategic decision to reduce its dependency on seasonal products and the related elimination of its automotive fluid products, which traditionally generated a significant revenue base in the last quarter of the year. If automotive fluid product revenues are removed from both the 2001 and 2000 gross revenue amounts, sales increased by approximately $1,114,000, or 4.4% from 2000 to 2001. Gross margins were also adversely affected as the industry coped with unprecedented raw material cost increases as a result of the spike in natural gas prices which continued into 2001 from 2000. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by $239,237, or 49%, to $728,439 for the year 2001 compared to $489,202 in 2000. This increase reflects overhead cost reduction efforts that were implemented in the latter part of the year. The net loss before income taxes for the fiscal year 2001 improved by $187,489, or 46%, to $220,188 compared to $407,677 in 2000. The net loss for the fiscal year 2001 was $874,450, or $0.05 per share, compared to $456,583, or $0.03 per share, in 2000. The increase in the net loss is a direct result of certain income tax adjustments relating to the intangible tax assets presented on the balance sheet as future income tax benefits. The full financial results are explained in more detail in the Management's Discussion and Analysis section of this Report.

The year was also one of change. In order to achieve long term profitability during 2001, the Company reviewed its corporate strategy and concluded that the current strategy required significant revision during this period of anticipated slower economic growth. The major thrust behind this new strategy was a concentration on our two core business competencies: manufacturing of our branded industrial sanitation and janitorial products and contract manufacturing for large national and multi-national consumer goods organizations. This led to the decision to eliminate the automotive fluid products, being primarily windshield washer fluid, as well as the bottle blowmoulding operation which primarily supported these activities. Having substantially completed these initiatives by year end, the next step was to consolidate the Company's operations from three manufacturing and warehousing facilities to two. This consolidation was substantially complete by year end, allowing the Company to focus its full attention on its core businesses early in 2002. The achievement of these new strategic objectives could not take place without a good management team. To this end, the Company made key personnel appointments, including, Mr. Roy Alonzo, who after a thirty year career at S.C. Johnson & Son Canada, was appointed to the newly created position of General Manager in July 2001 and proceeded immediately in refocusing the Company's efforts towards the new strategic objectives.

As the Company moves forward, we recognize that we have significantly under utilized manufacturing capacity which we plan to fill by aggressively pursuing increased sales volume through contract manufacturing and sanitation and janitorial product opportunities. As part of the Company's continued focus on improving product margins we will be introducing new innovative lines of branded products in 2002, while working closer with our customers on opportunities to reduce the number of stock keeping units in the business, thereby reducing the risk associated with a large inventory investment and improving customer service. The Company also remains committed to continue to improve manufacturing efficiencies through increased automation efforts and improved manufacturing processes.

Change in 2001 was not restricted to the day to day operations of the Company. The proposed sale of the controlling shareholders as announced in December 2001 will allow the Company to gain a different perspective on growth initiatives. The capital markets are now witnessing a renewed interest in smaller capitalization companies in more traditional industries subsequent to the dramatic down-turn in the technology sector. The change in the ownership structure of the Company will place it in a more advantageous position to aggressively pursue equity offerings in 2002 that will both improve the Company's working capital position and support an intensive capital investment program that is well underway.

In closing, I would like to thank our employees for their dedication to meeting our customers' expectations and our goal of becoming a world class manufacturing organization. I would also like to thank our customers, vendors and Board of Directors who have supported our change and growth initiatives and for their understanding in a challenging business environment.



W. David Armstrong
Chairman, President and Chief Executive Officer

VISION

We are positioning ourselves to become one of North America's leaders in manufacturing, packaging and distribution of specialty chemical products through innovative research and development, capital investment, human resource development and a commitment to ISO certification.

MISSION

We are committed to providing the highest quality specialty chemical products to our valued customers while ensuring a safe, friendly and rewarding work environment where ingenuity, initiative and pride in a job well done is both fostered and rewarded and which translates into increased shareholder value.

CORPORATE PROFILE

Armstrong Corporation ("Armstrong" or the "Company") is a Toronto-based company and one of Canada's leading manufacturers and contract packagers of specialty chemical cleaning products.

The Company operates from two locations being an 83,000 square foot manufacturing, warehousing and head office facility in Toronto, and a 25,000 square foot manufacturing facility in Mississauga.

Sales of the Company are broadly based and customers include major Canadian retailers as well as industrial and institutional distributors. The Company's customer base is primarily Canadian but is expanding throughout North America. With respect to its contract formulation and packaging activities, the Company manufactures a wide variety of some of the world's most identifiable household products on behalf of major multinational corporations. In addition to private label packaging for distributors, the Company markets a number of its products under proprietary brand names including: Fightbac, Protex, Sensible Solutions, Vision, Odor-End and Ro-Tyme.

The common shares of the Company are listed for trading on the Canadian Venture Exchange under the symbol "YRM".

MANAGEMENT'S DISCUSSION & ANALYSIS

The following discussion and analysis for the years ended December 31, 2001and 2000, should be read in conjunction with the Consolidated Financial Statements of the Company and the President's Message to Shareholders included herewith.

Industry

Armstrong Corporation ("Company") is a Toronto-based company and one of Canada's leading manufacturers and contract packagers of specialty chemical cleaning products.

The Company manufactures its own brand of specialty chemical cleaning products under the **Vision, Canadian Odour Control** and **Ro-Tyme** brand names. In addition, the Company also offers private label programs using established quantity guidelines and production lead times. The Company's products are used in a wide variety of cleaning and safeguarding applications. The Company primarily sells its products to local distributors, who in turn sell to the end users who could vary from a local janitorial cleaning company, a school board, to national distribution companies that can cover Canada from coast to coast. Some of the many customers include Unisource Canada Inc., Sysco Foodservice of Ontario, Swish Maintenance Ltd., Wood Wyant Inc., CG Maintenance & Sanitary Products Inc., Advantage Maintenance Products, Dissan Group, Janitor's Warehouse Distributors Inc. and Produits D'Entretien Pluss II. The Company's major competitors in its brand and private label business include Avmor, Crown Chemicals, Rochester Midland, Ecolab, Multiblend and Ostram Chemicals. Over the last two years, the industry has seen an increase in distributor consolidation take place, thereby shrinking the marketplace as distributors continue to rationalize their product lines. The Company also sells to retail customers such as Home Hardware, Rona and Canadian Tire under the brand name, Ro-Tyme and in private label programs. The retail side of the business is not significant at this time as the major competitors are supported by extremely aggressive marketing and sales plans for the entire retail market. However, the Company sees this area of the business as a significant opportunity as a number of retailers have been on consolidation strategies and will require streamlined supplier chain management, a service for which the Company will be ready . Major competitors come from both Canada and the U.S.A. and include Proctor & Gamble, S.C. Johnson, Zep Manufacturing and Fielding Chemicals.

The Company also manufactures household chemical cleaning products under contract for a number of regional, national and multi-national organizations. This part of the business is driven by larger production run sizes with smaller margins and requires a greater concentration on increasing manufacturing efficiencies. This service is provided by supplying the highest quality and performance standards in the industry. As these larger organizations are concentrating more of their efforts towards market research and advertising they are outsourcing more and more of their manufacturing each year. The Company's largest customers in this area of the business are S.C Johnson, Reckitt & Benckiser, Colgate-Palmolive, Pharmacia and Jempak. Major competitors include C.C.L. Industries, Basic Chemicals, KIK Corporation, C.P. Industries, as well as the existing in-house facilities for these and many other multi-national organizations. Currently, this area of the business presents the greatest area for revenue growth prospects without having to consider acquisition targets.

Consolidated Statement of Income and Retained Earnings

Sales for fiscal 2001 increased by $298,604, or 1%, to $28,154,571 from $27,855,967 in 2000. Sales were affected by three main components: the Company's decision to eliminate its automotive fluid products, the economic slowdown and consolidation within the industry. The decision by the Company to eliminate the automotive fluid products reduced revenues in the last quarter of the year as the majority of these products were seasonally affected by winter weather conditions. If automotive fluid product revenues are removed from both the 2001 and 2000 gross revenue amounts, sales increased by approximately $1,114,000, or 4.4% from 2000 to 2001. The general economic slowdown which started in 2000 continued well into 2001 and was highlighted in last quarter of 2001 while the North American economy recovered from certain political events. The Company also saw the continuation of customer consolidation which had a small but important impact on sales.

Many improvements were made throughout the year to improve gross profit, however, the increase in raw material costs during the unprecedented natural gas spike and petrochemical industry downturn in the first quarter, as well as significantly lower than expected sales in the last quarter of the year resulted in a decrease in gross profit of 0.3% in 2001 to 12.7% from 13.0% in 2000. Selling and administrative costs decreased by $166,892, or 5 %, to $3,199,468 from $3,366,260 in 2000 as a result of staff reductions due to the elimination of the automotive fluid line of products. Interest expense decreased by $65,861, or 13%, to $435,247 from $501,108 as a result of the reductions in the prime lending rate that took place throughout the year as the Company's operating and term debt interest rates vary with the prime rate. Increases in amortization are a result of the Company's significant increase in capital asset investment during the year to support future growth initiatives. Earnings before interest, taxes, depreciation and amortization (EBITDA) increased by $239,237, or 49%, to $728,439 for the year 2001 compared to $489,202 in 2000. This increase reflects overhead cost reduction efforts that were implemented in the latter part of the year. Loss before income taxes for 2001 decreased by $187,489, or 46%, to $220,188 compared to $407,677 in 2000. Loss for the year increased by $417,867, or 92%, to $874,450, or $0.05 per share, compared to $456,583, or $0.03 per share, in 2000. The increase in the net loss is a direct result of certain income tax adjustments relating to the intangible tax assets presented on the balance sheet as future income tax benefits. The adjustments to the future income tax benefits have no cash impact.

Consolidated Balance Sheets

Accounts receivable decreased by $1,108,785, or 31%, by the end of 2001 due to the reduction in sales in the last quarter of 2001 as a result of the decision to eliminate the automotive fluid products and an unexpected decision by certain customers to delay orders until 2002 due to poor economic conditions. Total customer collections, as measured by day's sales outstanding, improved to 39 days for fiscal 2001 versus 43 days for the prior year. Total inventories increased by $176,982, or 5%, from the prior year as a result of building raw material and finished goods for products delayed for shipment until January 2002. Inventory turns for fiscal 2001 remained relatively constant at 6.8 compared to 7.1 for fiscal 2000. Prepaid charges increased by $131,248, or 81%, as a direct result of the refinancing costs associated with the bank refinancing that took place in the first quarter of 2001.

The future income tax benefit amounts have been written down by $654,262 as described above. Management anticipates that it will be able to utilize the future income tax assets remaining on the balance sheet.

Capital assets increased by approximately $749,990 (net of $255,000 for disposals) during the year. The increase was as a result of a number of major capital projects conducted during the year. The three largest projects included the completion of a high speed flexible filling line that has the capabilities of in-line filling or rotary filling, the re-racking of Weston Road to handle the extra inventory from the closing of the Eastside Drive warehouse facility and the completion of a new acid filling room with three distinct semi-automated lines. Capital assets were reduced by amortization of $513,380 during the year.

The reduction in the amount due from 911081 Ontario Limited of $407,610 was the result of a repayment made in February 2001 as part of the refinancing arrangements with the Bank and the related re-mortgaging of the Haines Road property.

Accounts payable and accrued liabilities remained relatively constant from the prior year.

Consolidated Balance Sheets (cont'd)

Long term debt increased by $390,658 during the year to facilitate certain capital projects. The Company repaid $475,000 of term debt during the year through $220,000 of scheduled term debt principal payments and $255,000 from proceeds from the sale of certain machinery and equipment. As a result of the Company being in violation of certain of its debt covenants at year end, the long term portion of the bank debt has been classified as current. As a result of expected improved results in the first quarter of 2002, the Company will be taking the necessary steps to rectify this position by negotiating a private placement for $2,500,000 in 2002. Subsequent to this private placement, the Company will be in full compliance with its debt covenants and will be in a significantly improved working capital position.

Capital stock did not change during the year nor were there any additional stock options/warrants granted or exercised.

Liquidity and Capital Resources

Cash flow from operations for the year ended December 31, 2001 increased by $1,575,252 to $1,011,671 compared to cash used in operations of $563,581 for fiscal 2000. The reasons for this significant turnaround was a result of a $293,192 earnings before taxes and amortization for fiscal 2001 compared to a loss before taxes and amortization of $11,906 for 2000 coupled with a large reduction in receivables and a stretching of payables in the last quarter of 2001.

Cash used in financing activities for the year ended December 31, 2001 was $669,291 compared to cash from financing activities of $1,035,083 for 2000. In 2001, $390,658 was received in bank term debt, while $475,000 of term debt was repaid and the bank operating line was reduced by $563,554. In addition, $21,395 was used to pay down capital lease obligations. During 2001, the Company negotiated an extension to its credit facility to 2003 which included an operating line of credit at prime plus 1.25% and a Capex term loan of $1,000,000 at prime plus 2% of which $603,000 was available as at December 31, 2001 for future capital expenditures.

Cash used in investment activities for the year ended December 31, 2001 was $342,380 compared to $471,502 for 2000. In 2001, $1,004,990 was invested in capital expenditures with offsetting proceeds from the sale of capital assets of $255,000 and $407,610 was received from 911081 Ontario Limited, a company related to the controlling shareholders.

Risk and Uncertainties

The Company continues to experience losses from operations and is in violation of certain of its bank debt covenants. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on its ability to obtain financing from shareholders, investors and lenders and to achieve profitable operating results and positive cash flows.

The Company' reviews its Environmental Policy annually and conducts ongoing environmental risk assessments. The Company's facilities are regulated with respect to the handling and storage of chemicals or waste and with respect to air and water discharges. The Company carries adequate environmental pollution insurance, but does not believe that is has any material environmental issues.

The rates of exchange between Canadian and U.S. currencies affect the purchase costs of raw materials from U.S. suppliers. The Company does not have a currency hedging program in place and therefore is subject to fluctuations between the two currencies.

Certain raw materials are commodity-based in nature and therefore prices are established by various world markets and are beyond the Company's control. Accordingly, the Company's sales volumes and margin contributions for certain products can be affected from year- to- year.

The Company derives 37% of its revenue from two customers and no other customer represents more than 10% of sales. The Company's top ten customers represent 54% of sales.

Outlook

The Company anticipates the economy to rebound in 2002 and remains confident that the significant operational changes made in 2001, and continuing throughout 2002, will translate into increased profitability in 2002.

FrontRunner
Powered By Nature • Bioactif Par Nature



The Company plans to launch two new product lines: **FrontRunner**, which will represent a product line of organic cleaners, is the Company's response to the public's continued concern regarding environmental issues; **MarketMaster,** will represent high volume commodity products, giving the Company additional brand recognition and provide customers consistent high quality products at market competitive prices. Both these new product launches will provide the Company additional opportunities to rationalize current product SKU's and standardize packaging requirements.


ANGLER

Early in 2002, the Company completed its facility consolidation strategy and negotiated a sub-lease of its warehousing facility. This will translate into lower overhead costs and an improved gross profit throughout 2002.

The Company remains focused on redefining and expanding existing core markets and manufacturing competencies during 2002. Contract packaging efforts will be expanded to other Tier 1 and Tier 2 companies in the household cleaning chemical markets both in Canada and the U.S.A. The Company will continue to rationalize product lines throughout 2002 to improve profitability and provide innovation in identified growth categories.

With an anticipated equity injection in 2002 the Company will be in a position to provide the necessary resources to support its growth strategy as well as its goal of becoming a low cost provider of quality products meeting or exceeding industry standards for services in all markets in which the Company competes.

RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles. Management is responsible for all information in the annual report. The financial and operating data contained in the annual report are consistent, where appropriate with the consolidated financial statements. Management is also responsible for insuring the application of accounting policies and methods are appropriate to the Company's circumstances, for maintaining appropriate systems of internal controls over the financial reporting process and to provide reasonable assurance that relevant and reliable financial reports are produced.

The consolidated financial statements have in management's opinion, been substantially prepared within reasonable limits of materiality and substantially conform to the accounting policies summarized in Note 2 to the consolidated financial statements.

The Company's Board of Directors is responsible for assuring that management fulfils its responsibilities for financial reporting and internal controls and is ultimately responsible for approving the financial and operating data contained in the annual report. The Board of Directors annually appoints an audit committee composed of outside directors. The audit committee meets with management and the Company's independent auditors to review any significant accounting and auditing matters, discuss the results of audit examinations and assess internal controls over the financial reporting process. The audit committee also reviews the consolidated financial statements and auditors' report and submits its determination to the Board of Directors for its consideration in approving the consolidated financial statements.

W. David Armstrong
President and Chief Executive Officer

Louis C. Galvao
Vice-President Finance and Chief
Financial Officer

KPMG

KPMG LLP
Chartered Accountants
Commerce Court West
PO Box 31 Stn Commerce Court
Suite 3300
Toronto ON M5L 1B2

Telephone (416) 777-8500
Telefax (416) 777-8818
www.kpmg.ca

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Armstrong Corporation as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Toronto, Canada

April 5, 2002

ARMSTRONG CORPORATION

Consolidated Balance Sheets

December 31, 2001 and 2000

	2001	2000
Assets		
Current assets:		
Accounts receivable	$ 2,472,772	$ 3,581,557
Inventories (note 3)	3,597,148	3,420,166
Future income taxes (note 11)	658,160	446,134
Prepaids and deposits	294,208	162,960
	7,022,288	7,610,817
Due from related company (note 4(a))	34,646	442,256
Future income taxes (note 11)	1,041,465	1,907,753
Capital assets (note 5)	3,102,470	2,743,627
	$ 11,200,869	$ 12,704,453

Liabilities and Shareholders' Equity

	2001	2000
Current liabilities:		
Bank indebtedness (note 6)	$ 3,690,285	$ 4,253,839
Accounts payable and accrued liabilities	3,687,976	3,773,385
Current portion of long-term debt (note 7)	1,280,658	240,000
Current portion of obligations under capital leases (note 8)	44,190	19,660
	8,703,109	8,286,884
Due to officers (note 4(b))	313,885	313,885
Obligations under capital leases (note 8)	130,129	50,488
Long-term debt (note 7)	–	1,125,000
Shareholders' equity (note 9):		
Capital stock	1,662,660	1,662,660
Retained earnings	391,086	1,265,536
	2,053,746	2,928,196
Commitments and contingencies (note 12)		
	$ 11,200,869	$ 12,704,453

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Director

Director

ARMSTRONG CORPORATION

Consolidated Statements of Income and Retained Earnings

Years ended December 31, 2001 and 2000

	2001	2000
Sales	$ 28,154,571	$ 27,855,967
Cost of sales	24,573,653	24,238,911
	3,580,918	3,617,056
Expenses:		
Selling and administrative	3,199,468	3,366,260
Interest	435,247	501,108
Amortization	166,391	157,365
	3,801,106	4,024,733
Loss before income taxes	220,188	407,677
Future income taxes (note 11)	654,262	48,906
Loss for the year	874,450	456,583
Retained earnings, beginning of year	1,265,536	1,722,119
Retained earnings, end of year	$ 391,086	$ 1,265,536
Loss per share:		
Basic and diluted	$ (0.05)	$ (0.03)

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001		2000
Cash provided by (used in):				
Operations:				
Loss for the year	$	(874,450)	$	(456,583)
Items not involving cash:				
Loss on disposal of capital assets		3,333		–
Amortization		513,380		395,771
Future income taxes		654,262		48,906
Change in non-cash operating working capital		715,146		(551,675)
		1,011,671		(563,581)
Financing:				
Bank indebtedness, net		(563,554)		622,568
Repayment of capital lease obligations		(21,395)		(37,485)
Increase in long-term debt		390,658		195,000
Payments of long-term debt		(475,000)		(240,000)
Share issue costs		–		(5,000)
Issue of capital stock		–		500,000
		(669,291)		1,035,083
Investments:				
Purchase of capital assets		(1,004,990)		(477,760)
Due from related company		407,610		6,258
Proceeds on disposal of capital assets		255,000		–
		(342,380)		(471,502)
Increase in cash, being cash, end of year	$	–	$	–
Supplemental cash flow information:				
Cash used to pay interest	$	435,247	$	501,108
Capital assets acquired by assuming capital lease obligations		125,566		85,000

See accompanying notes to consolidated financial statements.

Armstrong Corporation is incorporated under the Business Corporations Act (Ontario) and its primary business activity is the manufacture and sale of speciality chemical products.

1. **Basis of presentation:**

The consolidated financial statements include the accounts of the Company and a wholly owned inactive subsidiary.

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company continues to experience significant losses from operations and is in violation of certain of its debt covenants (note 7). The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on its ability to obtain financing from shareholders, investors and lenders and to achieve profitable operating results and positive cash flows.

2. **Significant accounting policies:**

(a) *Inventories:*

Raw materials inventory is stated at the lower of cost, determined on a first-in, first-out basis and replacement cost. Inventories of finished goods are stated at the lower of cost and net realizable value.

(b) Capital assets:

Capital assets, acquired through purchase or capital lease are recorded at cost and are amortized over their estimated useful lives at the following annual rates:

Asset	Basis	Rate
Machinery and equipment	Declining balance	10% - 30%
Leasehold improvements	Straight line	Over term of lease
Computer hardware and software	Declining balance	30%
Furniture and fixtures	Declining balance	20%
Vehicles	Declining balance	30%

2. **Significant accounting policies (continued):**

(c) Income taxes:

The Company records income taxes using the asset and liability method under which future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.

(d) Translation of foreign currencies:

The monetary assets and liabilities of the Company denominated in foreign currencies are translated at the rate of exchange at the balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the year. Exchange gains or losses are included in loss for the year.

(e) Stock-based compensation plan:

The Company has a stock-based compensation plan. No compensation expense is recognized for this plan when stock options are issued to directors, officers or employees. Any consideration paid by directors, officers and employees is credited to capital stock.

(f) Measurement uncertainty:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting year. Actual results could differ from those estimates.

(g) Comparative figures:

Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3. Inventories:

	2001	2000
Raw materials	$ 2,387,184	$ 2,306,617
Finished goods	1,209,964	1,113,549
	$ 3,597,148	$ 3,420,166

4. Related party transactions:

During the year, the following related party transactions occurred:

(a) Payments made to 911801 Ontario Limited, a company related through common ownership, for rental premises of $83,213 (2000 - $83,213).

Amounts due from 911801 Ontario Limited are non-interest bearing, unsecured and have no fixed terms of repayment.

In addition, the Company has guaranteed a mortgage payable of 911801 Ontario Ltd. in the amount of $615,000 (2000 - $234,685).

(b) Amounts due to officers are non-interest bearing, unsecured and are postponed to the bank.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

5. Capital assets:

			2001	2000
	Cost	Accumulated amortization	Net book value	Net book value
Machinery and equipment	$ 3,988,244	$ 1,496,804	$ 2,491,440	$ 2,133,097
Leasehold improvements	972,876	517,712	455,164	432,821
Computer hardware and software	250,835	158,500	92,335	99,560
Furniture and fixtures	167,962	118,654	49,308	57,830
Vehicles	141,430	127,207	14,223	20,319
	$ 5,521,347	$ 2,418,877	$ 3,102,470	$ 2,743,627

5. Capital assets (continued):

Included in cost of sales is amortization of $346,989 (2000 - $238,406). Certain capital assets are subject to a fixed charge as security for various capital leases (note 8).

6. Bank indebtedness:

Effective February 13, 2001, the Company negotiated an extension to its credit facility for an additional two years expiring in 2003. Under the new terms of the agreement, the interest rate on bank indebtedness reduces to prime plus 1.25% per annum. The bank indebtedness is secured by a continuing first ranking security interest including a general security agreement over all assets owned and hereafter acquired by the Company excluding those under capital lease agreements. The bank indebtedness is subject to the same financial covenants as long-term debt.

7. Long-term debt:

	2001	2000
Bank term loan (i)	$ 890,000	$ 1,365,000
Bank term loan (ii)	390,658	–
	1,280,658	1,365,000
Less current portion	1,280,658	240,000
	$ –	$ 1,125,000

(i) The Company has a term loan, which bears interest based on prime plus 2% and is repayable in monthly instalments of $20,000.

(ii) The Company also negotiated a term loan of $1,000,000 for capital expenditures at a rate of prime plus 2%. Once aggregate advances under the first tranche of this term loan are equal to or greater than $250,000, such tranche shall be, with respect to principal, payable monthly based on a 60 month amortization. All subsequent tranches shall be drawn in amounts of $100,000 and shall be, with respect to principal, payable monthly based on a 60 month amortization.

7. Long-term debt (continued):

At year end, the Company was in violation of certain covenants specified under the terms of the loans. Accordingly, the entire amount of the loans is classified as a current liability as at December 31, 2001 due to the bank's ability to accelerate payment.

The Bank term loans are secured in the same manner as the bank indebtedness (note 6).

Interest on the long-term debt was $109,412 (2000 - $126,214).

8. Obligations under capital leases:

	2001	2000
Obligations under capital leases	$ 174,319	$ 70,148
Current portion	44,190	19,660
	$ 130,129	$ 50,488

The future minimum lease obligations under capital leases are as follows:

2002	$ 59,173
2003	61,112
2004	32,927
2005	39,207
2006	17,501
Total minimum lease payments	209,920
Less amount representing interest	35,601
Present value of the minimum lease payments	174,319
Less current portion	44,190
	$ 130,129

The gross book value of the assets under capital lease is $231,222 and the accumulated amortization is $41,834. The related interest expense is $17,131.

9. Shareholders' equity:

Shareholders' equity consists of the following:

	2001	2000
Capital stock (17,780,683 common shares issued)	$ 1,662,660	$ 1,662,660
Retained earnings	391,086	1,265,536
	$ 2,053,746	$ 2,928,196

The authorized share capital of the Company consists of an unlimited number of common shares.

The weighted average number of shares outstanding during the year was 17,780,683 (2000 - 16,471,159). For purposes of determining diluted earnings per share, no consideration has been given to outstanding stock options as they are anti-dilutive (note 10(b)).

10. Share options and warrants:

(a) Warrants:

Pursuant to 1996 private placement subscriptions, the Company issued 35,000,000 Series B share purchase warrants. Each warrant entitled the holder to purchase one common share, exercisable at $0.025 per share until May 16, 2001. 10,000,000 of these warrants were exercised in 1996, 10,000,000 expired on May 16, 1998 and 11,875,000 were cancelled pursuant to the Acquisition agreement. The balance of 3,125,000 has been converted to approximately 391,116 warrants with an exercise price of $0.20, subsequent to the 50 to 1 share consolidation.

On May 16, 2001, all outstanding warrants expired.

10. Share options and warrants (continued):

(b) Options:

A summary of the status of the Company's stock option plans as at December 31, 2001 and 2000 and changes during these years is presented below:

Outstanding, January 1, 2000	Granted during year	Exercise price	Expiry date	Expired/ exercised during 2000	Outstanding, December 31, 2000
908,500	–	$ 0.50	April 14, 2004	–	908,500
30,500	–	0.50	May 16, 2004	–	30,500
75,000	–	0.50	September 29, 2004	–	75,000
1,014,000	–			–	1,014,000

Outstanding, January 1, 2001	Granted during year	Exercise price	Expiry date	Expired/ exercised during 2001	Outstanding, December 31, 2001
908,500	–	$ 0.50	April 14, 2004	(75,000)	833,500
30,500	–	0.50	May 16, 2004	–	30,500
75,000	–	0.50	September 29, 2004	–	75,000
1,014,000	–			(75,000)	939,000

During 2001, 75,000 share options were returned to the pool on the resignation of certain employees.

Range of exercise prices	Outstanding December 31, 2001	Exercisable	Weighted average life (years)
$0.50	939,000	939,000	2.32

The number of common shares reserved for issuance is 1,600,000. Each option entitles the option holder to purchase one common share of the Company. The plan does not call for any vesting periods.

11. Income taxes:

Income taxes expense differs from the amounts computed by applying the combined federal and provincial income tax rate of 41.5% (2000 - 41.5%) to pretax income as a result of the following:

	2001	2000
Loss before income taxes	$ (220,188)	$ (407,677)
Computed "expected" tax recovery	$ (91,378)	$ (169,186)
Expenses not deductible for tax purposes	8,300	8,300
Adjustment for enacted changes in tax rates	381,893	85,080
Expiry of tax losses	–	107,559
Other	355,447	17,153
	$ 654,262	$ 48,906

The tax effects of temporary differences that give rise to significant portions of the future income tax assets at December 31, 2001 are presented below:

Future income tax assets:	
Current:	
Non-capital loss carryforwards	$ 658,160
Long-term:	
Capital assets - difference between book value and tax value	372,546
Non-capital loss carryforwards	658,749
Other	10,170
Total future income tax assets	$ 1,699,625

At December 31, 2001, the Company has non-capital loss carryforwards of approximately $3,659,000 (2000 - $3,440,000) exclusive of capital cost allowance not yet claimed. The potential income tax benefits related to these losses have been reflected in the accounts in 2001 and 2000.

The non-capital loss carryforward amounts are available to reduce future years' taxable income and will expire as follows: 2002 - $650,000; 2004 - $2,916,000; 2005 - $46,000 and 2006 - $47,000.

12. Commitments and contingencies:

The Company has entered into agreements to lease building space, computer equipment, machinery, equipment and delivery vehicles. The minimum annual rentals (exclusive of requirement to pay property taxes, insurance and maintenance costs) are as follows: 2002 - $665,062; 2003 - $528,202; 2004 - $290,967; 2005 - $65,434; 2006 - $46,488 and 2007 - $20,850.

13. Financial instruments:

(a) Risk management activities:

The Company has negotiated bank lines of credit at interest rates which are variable to bank prime. Management monitors future interest rate changes.

The Company purchased approximately U.S. $2,057,907 of raw materials on open account.

(b) Fair values:

The carrying values of accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate fair value due to the relatively short periods to maturity of these instruments.

The fair value of long-term debt equals its carrying value as it bears interest at a floating rate.

The fair values of the obligations under capital leases approximate their carrying values as the interest rate in effect when the instruments were issued is similar to the year-end rate.

The fair value of amounts due to officers and amounts due from related company cannot be determined as they are with related parties.

13. Financial instruments (continued):

(c) Concentration of credit risk:

As of December 31, 2001, the Company had 2 major customers:

	2001	2000	2001	2000
	% of revenue		% of accounts receivable	
Customer 1	26.1	23.6	18.1	7.9
Customer 2	10.5	5.7	11.4	12.6

The Company believes there is no unusual exposure with the collection of these receivables.

ARMSTRONG CORPORATION

SOLUTIONS THAT WORK™

DIRECTORS

W. David Armstrong
Chairman, President and C.E.O. of the Company

Steven R. Armstrong
Vice-President of the Company

Michael C.J. McBride*
Barrister and Solicitor

David C. Gale
Businessman

David A. Knight
Barrister and Solicitor

James M. Molyneux*
Chartered Accountant

David M. Townley*, C.A.
Businessman

** Members of Audit Committee*

OFFICERS

W. David Armstrong
President and C.E.O.

Steven R. Armstrong
Vice-President

Susan M. Armstrong
Vice-President

Louis C. Galvao, C.A.
Vice-President Finance, C.F.O.

Roy Alonzo
General Manager

France Crawford
Secretary

CORPORATE OFFICE

3700 Weston Road
Toronto, Ontario
M9L 2Z4
Telephone: 416-746-3700
Facsimile: 416-746-3773
E-mail: info@armstrongcorp.com
Internet: www.armstrongcorp.com

AUDITORS

KPMG LLP
Toronto, Ontario

LISTING

Canadian Venture Exchange
Symbol: YRM

REGISTERED OFFICE AND SHAREHOLDERS' RELATIONS

Suite 1800
8 King Street East
Toronto, Ontario
M5C 1B5
Telephone: 416-862-0887
Facsimile: 416-862-2204

LEGAL COUNSEL

Macleod Dixon, LLP
Toronto, Ontario

McBride, Wallace,
Laurent & Cord, LLP
Toronto, Ontario

TRANSFER AGENT

Computershare Trust Company
of Canada
Toronto, Ontario









www.armstrongcorp.com

ARMSTRONG CORPORATION

Notice of the Annual and Special Meeting of Shareholders
to be held on June 27, 2002

The annual and special meeting of the holders of common shares of Armstrong Corporation (the "Company") will be held at the head office of the Company, 3700 Weston Road, Toronto, Ontario, on Thursday, June 27, 2002, at 10:00 a.m., Toronto time, to:

(a) receive and consider the audited financial statements of the Company for the year ended December 31, 2001, together with the report of the auditors thereon;

(b) elect 7 directors for the ensuing year;

(c) appoint auditors for the ensuing year and to authorize the directors to fix their remuneration as such;

(d) consider and, if thought fit, pass an ordinary resolution to approve arm's length private placements; and

(e) to transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Only shareholders of record at the close of business on May 22, 2002 (the "Record Date") are entitled to notice of and to attend the meeting or any adjournment or adjournments thereof and to vote thereat unless after the Record Date a holder of record transfer his or her common shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests, not later than 10 days before the meeting, that the transferee's name be included in the list of shareholders entitled to vote, in which case such transferee shall be entitled to vote such shares at the meeting.

Shareholders may vote in person at the meeting or any adjournment or adjournments thereof, or they may appoint another person (who need not be a shareholder) as their proxy to attend and vote in their place.

Shareholders unable to be present at the meeting are requested to date and sign the enclosed form of proxy and return it to our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1. In order to be valid, proxies must be received by Computershare Trust Company of Canada prior to 4:30 p.m. (Toronto time) on the second last business day preceding the date of the meeting or any adjournment thereof.

A management proxy circular relating to the business to be conducted at the meeting and an Annual Report containing our audited financial statements for the year ended December 31, 2001, accompany this Notice.

Toronto, Ontario
May 22, 2002

BY ORDER OF THE BOARD OF DIRECTORS

(signed) W. David Armstrong
Chairman, President and
Chief Executive Officer

ARMSTRONG CORPORATION

Information Circular - Proxy Statement

For the Annual and Special Meeting of the Shareholders to be held on June 27, 2002

SOLICITATION OF PROXIES

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of the management of Armstrong for use at the annual and special meeting of the shareholders of Armstrong to be held at the head office of the Company, 3700 Weston Road, Toronto, Ontario, on Thursday, June 27, 2002, at 10:00 a.m., local time (the "Meeting"), and any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. Only shareholders of record on May 22, 2002, are entitled to notice of, and to attend and vote at, the Meeting, unless a shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed instrument of proxy are officers of Armstrong. **As a shareholder submitting a proxy, you have the right to appoint a person (who need not be a shareholder) to represent you at the Meeting other than the person or persons designated in the instrument of proxy furnished by Armstrong. To exercise this right you should insert the name of the desired representative in the blank space provided in the instrument of proxy and strike out the other names or submit another appropriate proxy.** In order to be effective, the proxy must be mailed so as to be deposited at the office of our transfer agent, Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Toronto time) on the second last business day preceding the date of the Meeting or any adjournment thereof. No instrument appointing a proxy shall be valid after the expiration of twelve (12) months from the date of its execution.

Advice to Beneficial Owners of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker then, in almost all cases, those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegates responsibility for obtaining instructions from clients to the Independent Investor Communications Corporation ("IICC"). IICC mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. If you receive a voting instruction form from IICC, it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to IICC well in advance of the Meeting in order to have the shares voted.

Revocability of Proxies

You may revoke your proxy at any time prior to a vote. If you or the person to whom you give your proxy attends personally at the Meeting, you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective, the revocation instrument in writing must be deposited either with Computershare Trust Company of Canada, 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, at any time prior to 4:30 p.m. (Toronto time) on the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon, the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions, your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares, without nominal or par value. As of May 22, 2002, there were 17,780,682 common shares issued and outstanding. The holders of common shares are entitled to one vote for each share held.

To the best of the knowledge of our directors and officers, the only persons who beneficially own directly or indirectly, or exercise control or direction over common shares carrying more than 10% of the votes attached to all of the issued and outstanding common shares are:

	Number of shares	Percentage
W. David Armstrong Chairman, President and Chief Executive Officer Toronto, Ontario	4,885,098	27.47%
Steven R. Armstrong(1) Vice-President Mississauga, Ontario	3,114,270	17.51%
Nihco Capital Management Group Ltd. The Netherlands	2,964,386	16.68%

	Number of shares	Percentage
Susan M. Armstrong Vice-President, Administration Toronto, Ontario	2,436,68	13.70%

(1) Steven R. Armstrong's wife, Doreen Armstrong, holds 1,624,064 common shares of the Company representing 9.14% of the issued and outstanding common shares of the Company.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

Action is to be taken at the Meeting with respect to the election of directors. The Board of Directors (the "Board") presently consists of seven members. Each director will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office be earlier vacated in accordance with the Company's By-laws.

It is the intention of the management designees, if named as proxy, to vote "FOR" the election of the following persons to the Board unless otherwise directed. Management does not contemplate that any of such nominees will be unable to serve as a director. However, if for any reason any of the proposed nominees does not stand for election or is unable to serve as such, **the management designees, if named as proxy, reserve the right to vote for any other nominee in their sole discretion unless the Shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting on the election of directors.**

The following information relating to the nominees as directors is based partly on the Company's records and partly on information received by the Company from said nominees, and sets forth the name and address of each of the persons proposed to be nominated for election as a director, his principal occupation, all other positions and offices in the Company held by him, the year in which he was first elected a director, and the number of common shares of the Company that he has advised are beneficially owned by him, directly or indirectly, or over which control or direction is exercised by him.

Nominees as Directors	Position Presently Held	Principal Occupation	Director Since	Common Shares Beneficially Owned or Controlled as of May 22, 2002
W. David Armstrong Toronto, Ontario	Chairman, President and Chief Executive Officer	Chairman, President and Chief Executive Officer of Armstrong	December 1998	4,885,098
Steven R. Armstrong Mississauga, Ontario	Vice-President	Vice-President of Armstrong	December 1998	3,114,270
David C. Gale(3) Sarasota, Florida	Director	Businessman	December 1998	Nil
David A. Knight Oakville, Ontario	Director	Partner, Macleod Dixon LLP, Barristers and Solicitors	December 1998	1,000
Michael C.J. McBride(2) Etobicoke, Ontario	Director	Partner, McBride Wallace Laurent & Cord LLP, Barristers and Solicitors	September 1999	250
James M. Molyneux(2)(3) Inglewood, Ontario	Director	Partner, Moore Stephens Cooper Molyneux LLP, Chartered Accountants	December 1998	Nil
David M. Townley(2)(3) Toronto, Ontario	Director	President, Inglewood Capital Partners Inc.	December 1998	135,869

Notes:

(1) The principal occupation of each of the nominees during the past five years is as set out above.
(2) Member, Audit Committee
(3) Member, Compensation Committee
(4) The Company does not have an executive committee of the Board.

Executive Compensation

The following table provides a summary of compensation earned during each of the three financial years ended December 31, 2001, 2000, and 1999, by the chief executive officer and four highest paid compensated individuals who served at any time as an executive officer of the Company (collectively the "named executive officers"):

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	Year Ended	Salary	Bonus	Other Annual Compensation	Securities Under Options/SARS Granted	All Other Compensation
W. David Armstrong (1)	2001	$109,468	-	-	-	-
President	2000	$103,811	-	-	-	-
	1999	$ 88,993	$146,333	-	175,000	-

Notes:

(1) Mr. Armstrong was appointed President and Chief Executive Officer in November 1998. The bonus received during the financial year ended December 31, 1999 as indicated in the table represents a bonus declared by Ross Armstrong Manufacturing Limited in 1998 prior to the acquisition of Ross Armstrong by the Company.
(2) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus of the named executive officer for any of the periods indicated.

Long-Term Incentive Plan Awards

The Company did not have a long-term incentive plan within the meaning of Form 40 (the definition of "long-term incentive plan" contained in Form 40 expressly excludes a stock option plan) during the financial year ended December 31, 2001.

Stock Options

The following table sets forth the value of the stock options of the Company held by the Named Executive Officer as at December 31, 2001, all of which options were exercisable at such date.

	Unexercised Options at December 31, 2001	Value of Unexercised in-the-Money Options Options at Dec. 31, 2001
W. David Armstrong	175,000	Nil

Termination of Employment, Changes in Responsibility and Employment Contracts

There is no employment contract between the Corporation or any of its subsidiaries and the Named Executive Officer. As well, there is no compensatory plan or arrangement with respect to the Named Executive Officer, involving payment(s) of more than $100,000, which results or will result from the resignation, retirement or any other termination of employment of the Named Executive Officer's employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or any subsidiary of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

Stock Option Grants During the Year Ended December 31, 2001

No option was granted to the named executive officers during the year.

Compensation of Directors

A. Standard Compensation Arrangements

None of the directors of the Company were compensated by the Company and its subsidiaries during the most recently completed financial year for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Company.

B. Other Arrangements

None of the directors of the Company were compensated in their capacity as director by the Company and its subsidiaries during the most recently completed financial year pursuant to any other arrangement or in lieu of any standard arrangements.

C. Compensation for Services

During the most recently completed financial year, the law firm of Macleod Dixon LLP, Barristers and Solicitors of which Mr. David A. Knight, a director of the Company, is a partner was paid $56,920 for legal services rendered as solicitors for the Company.

During the most recently completed financial year, Inglewood Capital Partners Inc. of which Messrs. David M. Townley and James M. Molyneux, directors of the Company, are directors and officers, was paid $162,640 for consulting services.

Directors' and officers' liability insurance

The Company maintains liability insurance for its directors and officers acting in their respective capacities. The annual premium paid during the financial year ended December 31, 2001 for this insurance was $14,350. The coverage has an aggregate liability limit of $5,000,000 and is subject to a $100,000 deductible for the corporate reimbursement section only.

Indebtedness of Directors, Executive Officers and Senior Officers

Currently, no director or officer of the Company is indebted to the Company.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote proxies in the accompanying instrument of proxy in favour of KPMG LLP, Chartered Accountants, of Toronto, Ontario, as auditors of the Company, to hold office until the next annual meeting of the Company and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed auditors of the Company effective July 3, 1996.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDES AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.

SPECIAL BUSINESS

Arm's Length Private Placements

At the present time, the only source of capital presently available to the Company is equity financing. Shareholders are being asked to pass a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers during the ensuing twelve month period providing for the issuance of up to 100% of the number of common shares outstanding as at the date of the meeting (presently 17,780,682 common shares). It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution; however, the Canadian Venture Exchange ("CDNX") has adopted a policy that in the event that the issuance of shares under a private placement and the issuance of shares on conversion of a warrant or convertible security issued by way of a private placement will result in, or is part of a transaction involving a change in control or change in absolute control of a listed company, the CDNX will require the Issuer to obtain shareholder approval of the private placement prior to giving effect to such transactions. All potential private placement transactions are also subject to review and must be approved by the CDNX.

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement, thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. No change in the control of the Company will result from the private placements. All private placements authorized hereunder will be made with arm's length placees and the subscription prices will comply with the policies of the CDNX. The following sets out the policy of the CDNX respecting the pricing of private placements:

> The price per security must not be lower than the closing market price of the security on the CDNX on the trading date prior to the date on which either a news release is issued regarding the private placement or written notice of the private placement is given to the CDNX by way of the filing of a price reservation form, less the applicable discounts as follows:

Market Price	Maximum Discount Therefrom
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

In the event that shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of common shares outstanding as at the date of the meeting by way of private placements with arm's length subscribers, the Company may be required to seek shareholder approval for private placements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the Meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE ABOVE RESOLUTION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE VOTED AGAINST THIS RESOLUTION.**

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

By agreement dated February 13, 2001 (the "Amending Agreement"), the Company and GMAC Commercial Credit Corporation-Canada ("GMAC") amended a credit agreement dated January 19, 1998 between the Company and a predecessor of GMAC. Among other things, the Amending Agreement provided for:

1. A loan in the principal amount of $700,000 by GMAC to 911081 Ontario Ltd. ("Ontario") which was evidenced by a promissory note (the "Note") and secured by a mortgage against Ontario's real property municipally known as 2485 Haines Road, Mississauga, and a grant of a continuing security interest in all of present and after-acquired property of Ontario;

2. An unconditional, irrevocable guarantee by the Company in favour of GMAC of all of Ontario's obligations under the Note; and

3. The repayment of $440,000 owed by Ontario to the Company concurrently with the advance under the Note.

Of the principal amount of the Note, $572,500 remains outstanding as of the 22nd day of May 2002.

Mr. W. David Armstrong, the Chairman, President, Chief Executive Officer and a director of the Company, and Mr. Steven R. Armstrong, Vice-President and a director of the Company, are the sole shareholders of Ontario. Mr. W. David Armstrong, Steven R. Armstrong, Mrs. Susan M. Armstrong, Vice-President, Administration of the Company (the wife of W. David Armstrong), and Mrs. Doreen Armstrong (the wife of Steven R. Armstrong) hold an aggregate of 67.83% of the issued and outstanding common shares of the Company.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE PROXY.**

AVAILABILITY OF CERTAIN DOCUMENTS

Under National Policy 41 adopted by the Canadian Securities Administrators, a person or company who wishes to receive interim financial statements from the Company must deliver a written request for such material to the Company, together with a signed statement that the person or company is the owner of securities (other than debt instruments) of the Company. Registered and non-registered shareholders who wish to receive interim financial statements are encouraged to send the enclosed return form to the Company, at Suite 1800, 8 King Street East, Toronto, Ontario, M5C 1B5. The Company will maintain a supplemental list of persons and companies wishing to receive interim financial statements.

DIRECTORS' APPROVAL

The content and the sending of this Circular have been approved by the Board of Directors.

(signed) W. David Armstrong
Chairman, President and Chief Executive Officer

Toronto, Ontario
May 22, 2002

ARMSTRONG CORPORATION

Instrument of Proxy
For the Annual and Special Meeting of Shareholders

The undersigned shareholder of Armstrong Corporation (the "Company") hereby appoints W. David Armstrong, Chairman, President and Chief Executive Officer of the Company, or, failing him, France Crawford, the Secretary of the Company, each of Toronto, Ontario, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the annual and special meeting of the shareholders of the Company (the "Meeting"), to be held on June 27, 2002, and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholders to vote the shares represented by this proxy in the following manner:

1. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ the election of directors as described in the Information Circular of the Company dated May 22, 2002;

2. **FOR** ☐ or **WITHHOLD FROM VOTING** ☐ the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Company for the ensuing year and the authorization of the directors to fix their remuneration as such;

3. **FOR** ☐ or **AGAINST** ☐ the Private Placement Resolution described in the Information Circular.

4. At the discretion of the said proxyholders, upon any permitted amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof, in such manner as such proxyholders, in their sole judgement, may determine.

This Instrument of Proxy is solicited on behalf of our management. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

The undersigned hereby revokes any proxies heretofore given.

Dated this ______ day of ____________ 2002.

____

(signature of shareholder)

____

(name of shareholder - please print)

Each shareholder has the right to appoint a proxyholder, other than the persons designated above and who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

Notes:

1. If you are a corporation, your corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This instrument of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. If you are signing as executors, administrators, trustees, etc., you should so indicate and give your full title as such.

4. This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and received by the transfer agent, Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 8th floor, Toronto, Ontario, M5J 2Y1, not later than 4:30 p.m. (Toronto time) on the second last business day preceding the date of the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

EXEMPTION NO.
824457

ARMSTRONG CORPORATION.
(the "Company")

SUPPLEMENTAL MAILING LIST

Canadian securities legislation obliges the Company to deliver its interim financial statements to any person or company who submits a written request to the Company for such statements, including a statement signed by such person or company that the person or company is the owner of securities of the Company. If you would like your name placed on the supplemental mailing list maintained by the Company for this purpose, kindly complete the form below and return it to the Company at the following address or fax it to the Company at the following fax number:

Armstrong Corporation
Suite 1800
8 King Street East
Toronto, ON M5C 1B5

Facsimile Number 416-862-2204

--Detach here --

ARMSTRONG CORPORATION
(the "Company")

I would like my name placed on the supplemental list of shareholders maintained by the Company and confirm that I am an owner of securities of the Company.

Name ____
Please print

Address ____
Please print

____________________ Postal Code ____________
Please print Please print

Signature ____________________________

Date ____________________

EXEMPTION NO.
824457

02 JUN -7 AM 11:

PRESS RELEASE

May 23, 2002

ARMSTRONG CORPORATION

(Listed on the TSX Venture Exchange under the symbol "YRM")

ARMSTRONG CORPORATION REPORTS RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Armstrong Corporation ("Armstrong" or the "Company"), a leading manufacturer of specialty chemical products, reports its financial results for the fiscal year ended December 31, 2001.

The Company reported sales for fiscal 2001 of $28,154,571, an increase of $298,604, or 1%, from $27,855,967 in 2000. Sales were affected by three main components: the Company's decision to eliminate its automotive fluid line of products, the economic slowdown and consolidation within the industry. The decision by the Company to eliminate the automotive fluid line of products reduced revenues in the last quarter of the year as the majority of these products were seasonally affected by winter weather conditions. If automotive fluid product revenues are removed from both the 2001 and 2000 gross revenue amounts, sales increased by approximately $1,114,000, or 4.4%, from 2000 to 2001. The general economic slowdown which started in 2000 continued well into 2001 and was highlighted in last quarter of 2001 while the North American economy recovered from certain political events. The Company also saw the continuation of customer consolidation which had a small but important impact on sales.

The Company also reported earnings before interest, taxes, depreciation and amortization (EBITDA) increased by $239,237, or 49%, to $728,439 for the year 2001 compared to $489,202 in 2000. This increase reflects overhead cost reduction efforts that were implemented in the latter part of the year. The loss before income taxes for 2001 decreased by $187,489, or 46%, to $220,188 compared to $407,677 in 2000. Loss for the year increased by $417,867, or 92%, to $874,450, or $0.05 per share, compared to $456,583, or $0.03 per share, in 2000. The increase in the net loss is a direct result of certain income tax adjustments relating to the intangible tax assets presented on the balance sheet as future income tax benefits. The adjustments to the future income tax benefits have no cash impact.

Many improvements were made throughout the year to improve gross profit. However, the increase in raw material costs during the unprecedented natural gas spike and petrochemical industry downturn in the first quarter, as well as significantly lower than expected sales in the last quarter of the year, resulted in a decrease in gross profit of 0.3% in 2001 to 12.7% from 13.0% in 2000.

FINANCIAL HIGHLIGHTS

	Year Ended December 31, 2001	Year Ended December 31, 2000	Year Ended December 31, 1999
Sales	$ 28,154,571	$ 27,855,967	$ 24,255,232
Gross Margin	$ 3,580,918	$ 4,285,291	$ 4,071,322
Income (loss) before tax	$ (220,188)	$ (407,677)	$ 185,890
Net Income (loss)	$ (874,450)	$ (456,583)	$ 97,388
EBITDA	$ 728,439	$ 489,202	$ 926,077
Shareholders' Equity	$ 2,053,746	$ 2,928,196	$ 2,889,779

"The year was one of many challenges and changes," said David Armstrong, President and Chief Executive Officer. "As the 2001 year began, the Company dealt with increasing raw material costs, increasing overhead costs, significantly under utilized production capacity and a sluggish economy. The Company reacted quickly and began to redefine and concentrate its efforts on its core business competencies: sanitation and janitorial products and contract manufacturing. The Company proceeded to eliminate non-core products, the largest being automotive fluid products, as well as the bottle blowmoulding operation which primarily supported these activities, and certain other underperforming products. This product rationalization allowed the Company to move to the next stage of its strategy, facility consolidation, and improve the product mix to higher margin products. The Company was successful in consolidating its three manufacturing and warehousing facilities down to two by year end, thereby reducing overhead costs for the upcoming year."

"The Company looks forward to 2002 and continued positive change. With the pending change in controlling interest in the organization and a proposed private placement, the Company is well positioned to continue to grow through improving product mix, customer service and manufacturing efficiencies. The Company also looks forward to the introduction of new innovative products as well as aggressively pursuing increased sales volume through contract manufacturing and sanitation and janitorial product opportunities."

Armstrong operates as a leading manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications including the sanitation and janitorial supply markets.

The Company has a total of 17,780,683 common shares issued and outstanding.

For further information, please contact:

Mr. Lou Galvao, C.A., Vice-President-Finance & CFO
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Tel: 416-746-3700, ext. 245, Facsimile: 416-746-3915
lougalvao@armstrongcorp.com

EXEMPTION NO.
824457

PRESS RELEASE

MAY 23, 2002

ARMSTRONG CORPORATION

(Listed on the TSX Venture Exchange under the symbol "YRM")

ARMSTRONG CORPORATION REPORTS FIRST QUARTER RESULTS

-Company reports greatly improved gross margin and earnings-

Armstrong Corporation (the "Company"), a leading manufacturer of specialty chemical products, announces its interim financial results for the three months ended March 31, 2002.

For the three months ended March 31, 2002, the Company reported sales revenue of $6,437,824, a $1,844,316, or 22% decrease, compared to sales of $8,282,140 for the same period in 2001. The decrease in sales revenues is attributable to a combination of the prior year's decision to eliminate the automotive fluid products, for which sales were traditionally the highest in the first quarter, and the aggressive product rationalization that has continued from the last quarter of 2001. If the automotive fluid revenues, of approximately $1,470,000, are excluded from the comparative period, the sales decrease was only 5%.

The Company's gross margin increased to 17.5% in the first quarter of 2002 compared to 11.3% for the same period in 2001. This significant increase speaks directly to the efforts put forward in rationalizing certain parts of the Company and identifying its core business competencies. Through this continued effort the Company has, during the last quarter of 2001 and the first quarter of 2002, successfully rationalized its facilities from three down to two by consolidating its Eastside Drive, Toronto warehousing facility into its Weston Road, Toronto manufacturing/warehousing facility, thereby reducing overhead costs considerably. The increase in gross margin was also affected by the introduction of a high-speed flexible filling line in the last quarter of 2001 for which optimum efficiencies were gained during the first quarter of 2002. In addition, significant efforts have been made in increasing overall manufacturing and logistic efficiencies.

Earnings before tax, interest, depreciation and amortization (EBITDA) increased by $225,459, or 107%, to $436,892 for the three month period ended March 31, 2002 compared to $211,433 in 2001. The Company has reported earnings before income taxes of $259,599 for the quarter, compared to a loss before taxes of $16,551 for the same period in 2001. The Company has also reported net income for the first quarter of 2002 of $160,951, or $0.01 per share, compared with a net loss of $54,551, or $0.00, per share in 2001.

"The Company is very pleased with the progress it has made to date, as evidenced by the first quarter results", said David Armstrong, President and Chief Executive Officer. "The Company remains focused on improving its sales product mix to higher margin products through continued product rationalization and introducing new innovative products, improving customer service levels, improving manufacturing efficiencies and aggressively pursuing sizeable sales growth opportunities. In addition, as previously announced, the pending private placement financing will bring to the Company the required financial resources that will allow it to continue its re-focused strategy and further improve the financial results."

Armstrong operates as a leading manufacturer, packager and distributor of specialty chemical products for consumer, institutional and industrial applications including the sanitation and janitorial supply markets.

The Company has a total of 17,780,683 common shares issued and outstanding.

For further information, please contact:

Mr. Lou Galvao, C.A., Vice-President-Finance & CFO
Armstrong Corporation
3700 Weston Road
Toronto, Ontario M9L 2Z4
Tel: 416-746-3700, ext. 245, Facsimile: 416-746-3915
lougalvao@armstrongcorp.com

"The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."

EXEMPTION NO.
824457



ARMSTRONG CORPORATION

armstrong
Corporation

CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTH PERIOD ENDED

MARCH 31, 2002

REPORT TO SHAREHOLDERS

Armstrong Corporation ("Armstrong" or the "Company") is pleased to report its interim consolidated financial results and financial position for the three month period ended March 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This interim Management Discussion and Analysis (MD&A) should be read in conjunction with the Company's 2001 Annual MD&A which forms part of the Company's 2001 Annual Report.

FINANCIAL RESULTS

For the three month period ended March 31, 2002, sales revenue decreased by $1,844,316, or 22%, to $6,437,824 compared to sales of $8,282,140 for the same period in 2001. The decrease in sales revenues is attributable to a combination of the prior year's decision to eliminate the automotive fluid line of products, for which sales were traditionally the highest in the first quarter, and the aggressive product rationalization that has continued from the last quarter of 2001. If the automotive fluid revenues are excluded from the comparative period sales figures, approximately $1,470,000, the sales decrease was only 5%.

The Company's gross margin increased to 17.5% in the first quarter of 2002 compared to 11.3% for the same period in 2001. This significant increase speaks directly to the efforts put forward in rationalizing certain parts of the Company and identifying our core business competencies. Through this continued effort the Company has, during the last quarter of 2001 and completed in the first quarter of 2002, successfully rationalized its facilities from three down to two by consolidating its Eastside Drive, Toronto warehousing facility into its Weston Road, Toronto manufacturing/warehousing facility, thereby reducing overhead costs considerably. The increase in gross margin was also affected by the introduction of a high-speed flexible filling line in the last quarter of 2001 for which optimum efficiencies were gained during the first quarter of 2002. In addition, significant efforts have been made in increasing overall manufacturing and logistic efficiencies.

Selling and administrative expenses for the three month period ended March 31, 2002 decreased by $44,018, or 5.3%, to $786,558 compared to $830,576, however, as a result of the large reduction in sales, selling and administrative expenses increased as a percentage of sales to 12.2% for the first quarter of 2002 compared to 10.0% in 2001.

Earnings before tax, interest, depreciation and amortization (EBITDA) increased by $225,459, or 107%, to $436,892 for the three month period ended March 31, 2002 compared to $211,433 in 2001. The Company has reported earnings before income taxes of $259,599 for the quarter, compared to a loss before taxes of $16,551 for the same period in 2001. The Company has also reported net income for the first quarter of 2002 of $160,951, or $0.01 per share, compared with a net loss of $54,551, or $0.00, per share in 2001.

LIQUIDITY AND CASH RESOURCES

For the first quarter of 2002 cash flow used in operations increased by $643,379 to $634,471, compared with cash from operations of $8,908 for the same period in 2001. The increase in cash flow used in operations is a function of the decrease in sales in the last quarter of 2001 and the requirement to fund the related increase in receivables and inventory in the first quarter of 2002. To fund the increase in receivables and inventory, the Company utilized $821,714 from its bank operating line. The maximum draw available under the operating line is $6.0 million subject to an available borrowing base of accounts receivable and inventory. The Company also used the operating line funds to invest $79,156 in capital assets, advance $13,091 to an affiliated company, repay $10,637 of capital lease obligations and make long term debt payments of $84,359.

As announced during the first quarter of 2002, the Company has retained Brant Securities Limited as Agent to assist the Company in a private placement offering of up to $2.5 million through the issuance of common shares. It is proposed that the proceeds of the private placement will be used for both working capital and general corporate purposes. The placement is expected to close on or about May 31, 2002.

RISKS AND UNCERTAINTIES

There have not been any significant changes during the first quarter of 2002 in the risks and uncertainties to the business from those disclosed in the 2001 Management's Discussion and Analysis document.

OUTLOOK

The Company has made tremendous strides in its refocused strategy and is witnessing positive earnings as a result. With the proposed equity infusion the Company will be able to continue to stay on course with its product rationalization program, cost controls, automation efforts and growth initiatives. As the economic conditions continue to improve the Company remains poised to grow with it.

In addition, the Company will be introducing two new product lines in the second quarter of the year; **FrontRunner**, which will represent a product line of organic cleaners and is the Company's response to the publics continued concern regarding environmental issues; and **MarketMaster**, which will be the Company's high volume commodity product line and be marketed to only select distributors. The Company is very excited about these new product launches, as it represents the beginning of a product innovation strategy that the Company is committed to develop.

As the Company continues to evolve, both externally and internally, with the continued support of our employees, customers, vendors and shareholders, management continues to be confident that the refocused strategy and the changes that are taking place will lead to continued progress, profitability and shareholder value.

W. David Armstrong
President and Chief Executive Officer
May 21, 2002

ARMSTRONG CORPORATION
Consolidated Statements of Income and Retained Earnings
For the three month period ended March 31
(unaudited)

	2002	2001
Sales	$ 6,437,824	$ 8,282,140
Cost of sales	5,313,813	7,349,142
	1,124,011	932,998
Expenses:		
Selling and administrative	786,558	830,576
Interest	77,854	118,973
	864,412	949,549
Earnings (loss) before income taxes	259,599	(16,551)
Future income taxes	98,648	38,000
Net income (loss) for the period	160,951	(54,551)
Retained earnings, beginning of period	391,086	1,265,536
Retained earnings, end of period	$ 552,037	$ 1,210,985
Earnings (loss) per share:		
Basic	$ 0.01	$ (0.00)
Fully diluted	$ 0.01	$ (0.00)

See accompanying notes to consolidated financial statements.

ARMSTRONG CORPORATION
Consolidated Statements of Cash Flows
For the three month period ended March 31
(unaudited)

	2002	2001
Cash flow from (used in):		
Operating activities:		
Net income (loss) for the period	$ 160,951	$ (54,551)
Items not involving cash:		
Amortization	99,439	109,011
Future income taxes	98,648	38,000
Net change in non-cash operating working capital	(993,509)	(83,552)
	(634,471)	8,908
Investing activities:		
Purchase of capital assets	(79,156)	(216,811)
Decrease (increase) in due from affiliate	(13,091)	442,256
	(92,247)	225,445
Financing activities:		
Bank indebtedness-net	821,714	(189,634)
Repayment of capital lease obligations	(10,637)	(4,719)
Payments of long term debt	(84,359)	(40,000)
	726,718	(234,353)
Cash, end of period	$ -	$ -
Cash used to pay interest	$ 77,854	$ 118,973

ARMSTRONG CORPORATION
Consolidated Balance Sheets

	March 31, 2002 (unaudited)	Dec. 31, 2001 (audited)
Assets		
Current assets:		
Accounts receivable	**$ 3,415,435**	$ 2,472,772
Inventories	**3,956,109**	3,597,148
Future income taxes	**658,160**	658,160
Prepaids and deposits	**352,581**	294,208
	8,382,285	7,022,288
Due from affiliate	**47,737**	34,646
Future income taxes	**942,817**	1,041,465
Capital assets	**3,082,187**	3,102,470
	$ 12,455,026	$ 11,200,869
Liablilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness	**$ 4,511,999**	$ 3,690,285
Accounts payable and accrued liabilities	**4,054,464**	3,687,976
Current portion of long term debt	**1,196,299**	1,280,658
Current portion of capital leases	**43,000**	44,190
	9,805,762	8,703,109
Due to officers	**313,885**	313,885
Capital lease obligations	**120,682**	130,129
	434,567	444,014
Shareholders' equity:		
Capital stock	**1,662,660**	1,662,660
Retained earnings	**552,037**	391,086
	2,214,697	2,053,746
	$ 12,455,026	$ 11,200,869

Supplementary financial information:

Issued and outstanding common shares	**17,780,683**	17,780,683
Total vested and exercisable stock options	**939,000**	939,000

See accompanying notes to consolidated financial statements.

1. Basis of presentation:

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the Company's wholly owned inactive subsidiary. These interim consolidated financial statements should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001.

These financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting practices. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company continues to be in violation of certain of its debt covenants. Accordingly, the entire amount of the loans is classified as a current liability as at March 31, 2002 due to the bank's ability to accelerate payment. The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on its ability to obtain financing from shareholders, investors and lenders and to a achieve profitable operating results and positive cash flows.

Subsequent to the proposed private placement announced in March 2002, and expected to close on or about May 31, 2002, Management believes that the banking facility will be successfully renegotiated and the Company will be in full compliance with its debt covenants.

2. Significant accounting policies:

The Company's accounting principles remain unchanged from the most recent fiscal year ended December 31, 2001, except as noted below. For details please refer to Note 2 of the Company's 2001 Annual Report.

Effective January 1, 2002, the Company has adopted the new Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based compensation and other stock-based payments". During the first quarter of 2002 there was no stock-based compensation issued by the Company.

DIRECTORS

W. David Armstrong
Chairman, President and C.E.O. of the Company

Steven R. Armstrong
Vice-President of the Company

Michael C.J. McBride*
Barrister and Solicitor

David C. Gale
Businessman

David A. Knight
Barrister and Solicitor

James M. Molyneux*
Chartered Accountant

David M. Townley, C.A.*
Businessman

*** Members of Audit Committee***

OFFICERS

W. David Armstrong
President and C.E.O.

Steven R. Armstrong
Vice-President

Susan M. Armstrong
Vice-President

Louis C. Galvao, C.A.
Vice-President Finance, C.F.O.

Roy Alonzo
General Manager

France Crawford
Secretary

CORPORATE OFFICE

3700 Weston Road
Toronto, Ontario
Canada M9L 2Z4
Telephone: 416-746-3700
Fax: 416-746-3773
E-mail: info@armstrongcorp.com
Internet: www.armstrongcorp.com

REGISTERED OFFICE AND SHAREHOLDERS' RELATIONS

Suite 1800, 8 King Street East
Toronto, Ontario, M5C 1B5
Telephone: 416-862-0887
Fax: 416-862-2204

TRANSFER AGENT

Computershare Trust Company of Canada
Toronto, Ontario

AUDITORS

KPMG LLP
Toronto, Ontario

LISTING

Canadian Venture Exchange
Symbol: YRM

LEGAL COUNSEL

Macleod Dixon, LLP
Toronto, Ontario

McBride, Wallace, Laurent & Cord, LLP
Toronto, Ontario



6